Exhibit 1

AVRICORE HEALTH’S HEALTHTAB™ PASSES 530 LOCATIONS, ADDS VIRUS DETECTION

VANCOUVER, BRITISH COLUMBIA – March 23, 2023 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) continues to grow the HealthTab™ network of pharmacy locations, reaching 532 locations. In 100 of these locations, the Company will be deploying Abbott’s ID Now™, either in combination with the Afinion 2™ or standalone, to support virus detection and assess the demand and effectiveness of infectious disease screening in community pharmacies.

“We are seeing significant demand for HealthTab as the pharmacist scope of practice expansion takes effect and the anticipation of expanded healthcare funding,” said Hector Bremner, CEO of Avricore Health Inc. “We look forward to continuing our steady growth and adding value to our offering, such as the new testing options which ID Now brings.”

New pharmacy model coming to life

The $51.4 billion CAD (source) Canadian pharmacy business is rapidly changing before our eyes, from being product focused to service focused. Supporting this change have been regulatory changes to expand the scope of practice of the pharmacist to diagnose and treat minor ailments. The 10-year funding agreement being finalized between the federal and provincial governments (source), is anticipated to add necessary funds to support these new areas of work.

Leading the way has been the Pharmacy Walk-In Clinic, where patients can get support for a range of issues that can be assessed by the pharmacist. If the matter is serious, the patient will be referred to a physician, however, for minor ailments, chronic disease management and some prescription renewals, the pharmacist can treat the patient immediately, saving time and healthcare dollars.

One of the important tools for pharmacists is point-of-care testing (POCT), not to mention the critical ability to easily share results with the patient and broader healthcare team. HealthTab, with over 530 locations, which are cloud-connected and give the patient the power to consent to the sharing of this information, makes it quick and easy to collaborate on actions for the patient’s health needs.

New capabilities

The Company will be deploying 100 Abbott ID Now™ instruments in collaboration with Abbott and Shoppers Drug Mart to assess the demand and effectiveness of infectious disease screening in community pharmacies. There is funding today for this testing in some provinces, and it is hoped that the success of the model will encourage the expansion of this critical service across the country.

The addition of new instruments and tests, demonstrates the flexibility and strength of the HealthTab platform as the premier solution for pharmacy based POCT.

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

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